Exhibit 12.1

EXHIBIT 12.1 - Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends - CorEnergy Infrastructure Trust, Inc.

	For the Years Ended December 31,
	2017	2016	2015	2014	2013
Earnings:
Pre-tax income from continuing operations before adjustment for income or loss from equity investees	$34,470,016	$28,561,682	$11,782,422	$6,973,693	$2,967,257
Fixed charges(1)	12,378,514	14,417,839	9,781,184	3,675,122	3,288,378
Amortization of capitalized interest	—	—	—	—	—
Distributed income of equity investees	680,091	1,140,824	1,270,754	1,836,783	584,814
Pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	—	—	—	—	—
Subtract:
Interest capitalized	—	—	—	—	—
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—
Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	—	—	—	—
Earnings	$47,528,621	$44,120,345	$22,834,360	$12,485,598	$6,840,449

Combined Fixed Charges and Preference Dividends:
Fixed charges(1)	$12,378,514	$14,417,839	$9,781,184	$3,675,122	$3,288,378
Preferred security dividend(2)	7,953,988	4,148,437	3,848,828	—	—
Combined fixed charges and preference dividends	$20,332,502	$18,566,276	$13,630,012	$3,675,122	$3,288,378

Ratio of earnings to fixed charges	3.84	3.06	2.33	3.40	2.08
Ratio of earnings to combined fixed charges and preference dividends	2.34	2.38	1.68	3.40	2.08
(1) Fixed charges consist of interest expense, as defined under U.S. generally accepted accounting principles, on all indebtedness
(2) This line represents the amount of preferred stock dividends accumulated as of December 31, 2017.